Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces executive appointments

    TORONTO, Aug. 27 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. (TSE:KFS, NYSE:KFS) today announced the appointments of Serge Lavoie to
President and Chief Executive Officer of Jevco Insurance Company ('Jevco') and
Colin Simpson to the position of President and Chief Executive Officer of York
Fire & Casualty Insurance Company ('York Fire').
    Mr. Lavoie joined Jevco 10 years ago and has over 22 years experience in the insurance industry. Serge has held various senior management roles at
Jevco since joining as Claims Manager and was most recently Vice President and
General Manager. Serge was active in the Quebec chapter of the Canadian Claims
Manager Association ('CICMA'), and previously held the positions of President and Secretary. Serge is a graduate of the Quebec University of Montreal and holds a Bachelor of Commerce degree.
    Mr. Simpson joined York Fire as the Vice President and Chief Financial
Officer 3 years ago, and has worked within the Canadian Insurance Industry for the past 7 years. Prior to joining York Fire, Colin held various senior management roles in a global insurance company in Canada and the U.K. Colin is a Scottish Chartered Accountant and holds a Master of Science in Finance and
Accounting and also a Bachelor of Arts in Business Law and Economics, both from the University of Stirling.
    "I am pleased to announce the appointments of Serge and Colin to their new positions within the organization," said Bill Star, President and Chief
Executive Officer. "Their appointments are well deserved and reflect the positive contributions they have made to improving the operations and profitability of their companies."

    About the Company

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance. Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 14:36e 27-AUG-07